Exhibit 99.2

Focus Media Reports First Quarter 2010 Results

SHANGHAI, China, May 20, 2010 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the first quarter ended March 31, 2010.

Highlights for First Quarter 2010:

● Total net revenue for the first quarter of 2010 was $124.9 million, of which:

■ aggregate net revenue from the LCD display network, in-store network and poster frame network was $82.6 million, which exceeded by approximately 5% the mid-point of the Company’s guidance range of $78-80 million and;

■ aggregate net revenue from the movie theater and traditional outdoor billboard network and Internet advertising services was $42.3 million, which exceeded by approximately 11% the mid-point of the guidance range of $37-39 million.

● GAAP net loss attributable to Focus Media was $1.0 million, compared to net loss attributable to Focus Media of $5.7 million for the first quarter of 2009, and net loss attributable to Focus Media of $53.0 million for the fourth quarter of 2009.

● Non-GAAP net income attributable to Focus Media for the first quarter of 2010 was $23.2 million, also exceeding the Company’s guidance range of $20-$23 million, 8% above the median of guidance, compared to non-GAAP net income attributable to Focus Media of $18.6 million for the first quarter of 2009 and non-GAAP net income attributable to Focus Media of $34.1 million for the fourth quarter of 2009. Please see below section on “Use of non-GAAP financial measures” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net loss per ADS was a loss of $0.01, compared to a loss of $0.04 per ADS in the first quarter of 2009 and $0.39 per ADS for the fourth quarter of 2009.

● Non-GAAP net income per fully diluted ADS was $0.16, compared to $0.14 per fully diluted ADS for the first quarter of 2009, and $0.25 per fully diluted ADS for the fourth quarter of 2009. The sequential decline in non-GAAP net income attributable to Focus Media was primarily caused by seasonal decline in our net revenue from LCD display network, poster frame network and in-store network.

Highlights for Balance Sheet and Cash Flow Results of First Quarter 2010:

● Cash, cash equivalents and short-term investment was $598.6 million as of March 31, 2010, on par with $597.4 million as of December 31, 2009.

● Net accounts receivable for the LCD display network, in-store network and poster frame network was $98.4 million as of March 31, 2010, a slight increase of 2% from $96.1 million as of December 31, 2009. Days sales outstanding on a rolling basis was 96 days in the first quarter of 2010 versus 88 days for the fourth quarter of 2009, within the expected norm of seasonal fluctuations.

● Net accounts receivable for the movie theater and traditional outdoor billboard network and Internet advertising services was $67.4 million as of March 31, 2010, a decrease of 12% from $76.6 million as of December 31, 2009.

● Net cashflow from operations in the first quarter of 2010 was $5.9 million, representing a decrease of 92% from $72.3 million for the fourth quarter of 2009. The decline was primarily attributable to the following four reasons: 1) increases in advance rental payments we made for the in-store business; 2) payments for income tax accrued in the fourth quarter of 2009; 3) settlement of a business arbitration case, which we have accrued for and disclosed since 2008 and 4) seasonal decline in net revenue.

● Capital expenditures were $1.1 million for the first quarter of 2010.

● Earn-out payments related to historical acquisitions paid in the first quarter of 2010 were $15.2 million, all attributable to the poster frame network.

Jason Jiang, the Chairman and the Chief Executive Officer of the Company said, “As we embark upon a new year, we are encouraged by the continued recovery of our operations as we stabilize our core businesses to take advantage of the recovery of the advertising market in China. We believe our core business continues to offer attractive opportunities for us to potentially double our revenue base over the medium term through steady execution of our business model. While our near term focus remain on monetizing our existing business opportunities in first and second tier cities, we have also started laying the foundation for our medium term growth, as we expand our capacities in third tier cities and beyond.”

Kit Low, the Chief Financial Officer of the Company added, “In the first quarter of 2010, the Company achieved aggregate net revenue year on year growth in our LCD display, in-store and poster frame businesses of 29%. The Company continued to focus on cash flow generation during the quarter through improving collection of account receivables. We have seen the balance of account receivables decline sequentially from $172.8 million as of December 31, 2009 to $165.8 million as of March 31, 2010 while the bad debt expenses declined substantially as compared to the fourth quarter of 2009. We do however face some negative working capital cash outflows mainly related to prepayment of rental deposits in our in-store network in exchange for better rental terms, payment of accrued income tax in the fourth quarter of 2009, and settlement of liabilities related to an arbitration case on a disposed business which we accrued and disclosed since 2008. We continue to be confident that our operating cashflow will continue to improve as we progress through the year. Besides our focus on cash flow generation, we will also strive to improve our return on equity as we leverage our improving returns as well as our share repurchases.”

First Quarter 2010 financial results

Advertising net revenue from the LCD display network was $50.2 million for the first quarter of 2010, representing an increase of 46% from $34.3 million for the first quarter of 2009, and a decrease of 22% from $64.1 million for the fourth quarter of 2009 due to seasonality.

Advertising net revenue from the poster frame network was $24.8 million for the first quarter of 2010, representing an increase of 5% from $23.5 million for the first quarter of 2009 and a decrease of 7% from $26.8 million for the fourth quarter of 2009 due to seasonality.

Advertising net revenue from the in-store network was $7.7 million for the first quarter of 2010, increasing by 21% from $6.3 million for the first quarter of 2009, and slightly increasing from $7.4 million from the fourth quarter of 2009.

As of March 31, 2010, the total installed base of LCD displays in our LCD display network was 132,485 nationwide, including 126,289 displays through our directly owned networks, and 6,196 displays through our regional distributors, as compared to 131,006 as of December 31, 2009. The total number of non-digital frames available for sale in our poster frame network was 235,160 as of March 31, 2010, as compared to 225,104 as of December 31, 2009. In addition, as of March 31, 2010, we had 35,599 digital frames installed in our poster frame network, as compared to 35,972 as of December 31, 2009. The total number of displays installed in our in-store network was 40,848 as of March 31, 2010, as compared to 44,517 as of December 31, 2009. The decline was due to the termination of rental contracts with two chain stores.

Internet advertising service net revenue was $28.1 million in the first quarter of 2010, increasing by 32% from $21.3 million for the first quarter of 2009, and a decrease of 16% as compared to $33.4 million for the fourth quarter of 2009 due to seasonality.

Advertising net revenue from the movie theater and traditional outdoor billboard network was $14.1 million for the first quarter of 2010, representing a decrease of 26% from $19.2 million from the first quarter of 2009 due to disposal of a subsidiary in traditional outdoor billboard network in the third quarter of 2009 and an increase of 12% from $12.6 million for the fourth quarter of 2009.

Non-GAAP gross profit from the LCD display network for the first quarter of 2010 was $36.3 million, representing an increase of 58% from $22.9 million for the first quarter of 2009, and a decrease of 28% from $50.6 million for the fourth quarter of 2009 due to seasonal revenue decline on a relatively fixed direct operating costs base.

Non-GAAP gross profit from the poster frame network for the first quarter of 2010 was $8.0 million, representing a decrease of 29% from $11.2 million for the first quarter of 2009 due to significant restructuring in 2009, and a decrease of 26% from $10.8 million for the fourth quarter of 2009 due to seasonal revenue decline on a relatively fixed direct operating costs base.

Non-GAAP gross profit from the in-store network for the first quarter of 2010 was $2.4 million, representing an increase of 17% from $2.1 million for the first quarter of 2009 as the Company managed to lower rental costs in the business, and a decrease of 51% from $5.0 million for the fourth quarter of 2009 primarily due to the Company’s settling of a rental dispute in the fourth quarter of 2009.

Non-GAAP gross profit from our internet advertising services for the first quarter of 2010 was $5.7 million, representing an increase of 21% from $4.7 million for the first quarter of 2009, and a slight 5% decline from $6.0 million for the fourth quarter of 2009 due to seasonality.

Non-GAAP gross profit from the movie theater and traditional outdoor billboard network for the first quarter of 2010 was $4.7 million, representing a 22% decline from $6.0 million for the first quarter of 2009, mainly due to the restructuring in the traditional outdoor billboard network as one subsidiary was disposed in late third quarter of 2009, and a 87% increase from $2.5 million for the fourth quarter of 2009.

Non-GAAP operating expense for the first quarter of 2010 was $28.7 million, a slight increase of 2% from $28.3 million for the first quarter of 2009 and decreased by 15% from $33.9 million for the fourth quarter of 2009.

Non-GAAP net income for the first quarter of 2010 is $23.2 million. Net cash provided by operating activities for the first quarter of 2010 was $5.9 million. The Company incurred an increase of changes in assets and liabilities by $27.1 million during the quarter including payment of previously accrued income tax of $14.6 million, rental deposits of $13.7 million mainly related to prepaid rental for in-store network and liabilities related to settlement of a business arbitration case, which we have accrued and disclosed since 2008 in the Company’s disposed wireless business in the amount of $5.5 million.

Net cash received from investing activities for the first quarter was $15.2 million. In the first quarter of 2010, the Company incurred capital expenditure of $1.1 million and earn-out payments of $15.2 million. In the meantime, the Company converted short-term investment into cash and cash equivalent in the amount of $29.3 million and received proceeds of $2.2 million from prior year disposal of a subsidiary during the quarter.

Net cash provided by financing activities for the first quarter was $9.0 million. In the first quarter of 2010, the Company received cash of $9.0 million as part of the proceeds related to the management buyout of a 38% stake in Allyes, the Internet division of the Company.

Business Outlook for Second Quarter 2010

The Company provides the following guidance with respect to the second quarter ending June 30, 2010:
Net revenues for LCD display network, in-store network and poster frame network are expected to be in the range of $99-101.5 million, the mid-point of which would represent quarter-on-quarter growth of 19% and year-on-year growth of 12% (off an unusually strong base in the second quarter of 2009). Net revenues for the Internet advertising services and the movie theater and traditional outdoor billboard network are expected to be in the range of $43-45 million. The Company’s non-GAAP net income is expected to be in the range of $35.5-37.5 million. The Company estimates the fully diluted ADS count for the quarter at 149 million.

Currently, one of the Company’s subsidiaries is in the process of applying for High/New Technology Enterprise (“HNTE”) status in China.  This tax status, along with the applicable tax holidays, will allow the subsidiary to benefit from a 0% tax rate for year 2010.   Under US GAAP, the Company is not allowed to utilize an anticipated tax rate until the approved certification is granted.  Up until such date, the Company is required to accrue for income tax at the enacted statutory rate of 25%.   Upon receiving the approval for the HNTE status, we will adjust the tax accrual to reflect the 0% tax rate applicable to that particular subsidiary effective from January 1, 2010 and the estimated effective tax rate for fiscal year 2010 for the Company will be reduced. Had the Company been able to utilize a 0% tax rate during the first quarter of 2010, the Company’s income tax expense would have been reduced by approximately $1.6-$1.9 million.

The Company incurred cumulative earn-out payments of $15.2 million in the first quarter of 2010. Based on the existing business outlook, the Company expects earn-out payments remaining in 2010 to be no more than $23 million versus our previous guidance of cumulatively no more than $40 million for 2010.

Announced Share Repurchase Program

On February 2, 2010, Focus Media announced that its board of directors has approved a share repurchase program of up to $200 million. As of May 20, 2010, the Company has cumulatively spent $23.7 million in share repurchases.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of March 31, 2010, which was $1 to RMB 6.8263. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the first quarter of 2010, which was $1 to RMB 6.8360. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted EPS, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired subsidiaries and equity affiliates, impairment charges of long-lived assets and goodwill and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform, write-off of receivables from ex-shareholders of disposed business and charges from expensing IPO expenditures as a result of termination of IPO process of Allyes. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended March 31, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display network	35,210	280	839	—		36,329
Poster frame network	6,351	—	1,639	—		7,990
In-store network	2,443	—	—	—		2,443
Internet advertising	5,452	—	207	—		5,659
Movie theater and outdoor billboard network	4,216	—	442	—		4,658

Total Gross Profit	53,672	280	3,127	—		57,079

General and administrative	23,780	(11,290)	—	—	—	12,490
Selling and marketing	23,294	(1,232)	(1,187)	—	—	20,875
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating expenses (income), net	(3,387)	—	—	—	(1,288)	(4,675)

Total operating expense	49,423	(12,522)	(1,187)	(5,736)	(1,288)	28,690
Operating profit (loss)	4,249	12,802	4,314	5,736	1,288	28,389
Net income (loss) attributable to Focus Media	(954)	12,802	4,314	5,736	1,288	23,186

Basic and diluted net income (loss) per ADS	(0.01)					0.16
Shares used in calculating basic loss per ADS	145,055,601					145,055,601

Shares used in calculating diluted loss per ADS	145,055,601					148,482,403

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(4). Loss from disposal in investment of equity affiliate.

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Three months ended December 31, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	Non- GAAP

Gross Profit
LCD display network	49,498	285	839	-	—	—	—	50,622
Poster frame network	9,148	-	1,646	-	—	—	—	10,794
In-store network	5,001	-	-	-	—	—	—	5,001
Internet advertising	5,778	-	207	-	—	—	—	5,985
Movie theater and outdoor billboard network	2,046	-	443	-	—	—	—	2,489

Total Gross Profit	71,471	285	3,135	-	—	—	—	74,891

General and administrative	45,226	(26,780)	—	-	-	—	—	18,446
Selling and marketing	28,416	(7,999)	(1,254)	-	-	—	—	19,163
Impairment loss	14,027	—	—	-	(14,027)	—	—	—
Other operating expenses (income), net	(1,411)	—	—	-	-	(4,351)	2,067	(3,695)

Total operating Expense	86,258	(34,779)	(1,254)	-	(14,027)	(4,351)	2,067	33,914
Operating (loss) profit	(14,787)	35,064	4,389	-	14,027	4,351	(2,067)	40,977
Net income (loss) attributable to Focus Media	(53,019)	35,064	4,672	31,103	14,027	4,351	(2,067)	34,131

Basic and diluted net income (loss) per ADS	(0.39)							0.25
Shares used in calculating basic loss per ADS	135,109,925							135,109,925

Shares used in calculating diluted loss per ADS	135,109,925							136,945,241

(1). Share-based compensation, of which $ 14.6 million was attributable to LCD display network, poster frame network and in-store network and $20.5 million was attributable to cancellation of share options in internet business.
(2). Amortization of acquired intangible assets.
(3). Loss from impairment and disposal of previously acquired subsidiaries, all attributable to internet business.
(4). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(5). Write-off of receivables from ex-shareholders of disposed business.

(6).Settlement of disputed liabilities in previously disposed wireless business.	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Three months ended March 31, 2009
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP

Gross Profit
LCD display network	22,700	246	—	-	—	22,946
Poster frame network	11,192	-	-	-	—	11,192
In-store network	2,077	-	9	-	—	2,086
Internet advertising	3,874	-	821	-	—	4,695
Movie theater and outdoor billboard network	5,047	-	972	-	—	6,019

Total Gross Profit	44,890	246	1,802	—	—	46,938

General and administrative	23,722	(4,759)	—	—	(2,466)	16,497
Selling and marketing	19,440	(3,118)	(1,210)	—	—	15,112
Impairment loss	9,271	—	—	(9,271)	—	—
Other operating expenses (income), net	(3,349)	—	—	—	—	(3,349)

Total operating Expense	49,084	(7,877)	(1,210)	(9,271)	(2,466)	28,260
Operating (loss) profit	(4,194)	8,123	3,012	9,271	2,466	18,678
Net income (loss) attributable to Focus Media	(5,692)	8,123	4,462	9,271	2,466	18,630

Basic and diluted net income (loss) per ADS	(0.04)					0.14
Shares used in calculating basic loss per ADS	129,218,960					129,218,960

Shares used in calculating diluted loss per ADS	129,218,960					129,275,983

(1). Share-based compensation
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(4). Charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter 2010 results at 9:00 p.m. U.S. Eastern Time on May 20, 2010 (6:00 p.m. U.S. Pacific Time on May 20, 2010 and 9:00 a.m. Beijing/Hong Kong Time on May 21, 2010). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1.800.573.4752 , Hong Kong dial-in number + 852.3002.1672, International dial-in number +1.617.224.4324; Pass code: 55910993.

A replay of the call will be available from May 21, 2010 12:00 am until May 28, 2010 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 97958556. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of March 31, 2010, Focus Media’s digital out-of-home advertising network had approximately 132,000 LCD displays in its LCD display network and approximately 271,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email:

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands)

	2010-3-31	2009-12-31
ASSETS
Current assets
Cash and cash equivalents	598,561	568,159
Short-term investment	—	29,290
Accounts receivable, net	165,830	172,752
Prepaid expenses and other current assets	32,688	24,506
Deposit paid for acquisition of subsidiaries	2,957	4,860
Rental deposits	37,129	29,640
Other current assets	3,770	4,579
Total current assets	840,935	833,786

Rental deposits, non-current	7,772	1,570
Equipment, net	71,913	77,661
Acquired intangible assets, net	47,471	51,777
Goodwill	410,372	410,369
Other long term assets	14,485	18,279
Total assets	1,392,948	1,393,442

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	58,853	53,340
Accrued expenses and other current liabilities	81,687	101,870
Income taxes payable	18,772	27,537
Amount due to related parties	175	2,231
Deferred tax liabilities	11,633	12,077

Total current liabilities	171,120	197,055
Deferred tax liabilities	5,902	5,435

Total liabilities	177,022	202,490

Equity
Ordinary shares	36	36
Additional paid in capital	1,887,300	1,871,254
Subscription receivable	(3,082)	(3,082)
Accumulated deficit	(744,205)	(743,251)
Accumulated other comprehensive income	60,285	64,167

Total Focus Media shareholders’ equity	1,200,334	1,189,124
Noncontrolling interests	15,592	1,828

Total equity	1,215,926	1,190,952

Total liabilities and equity	1,392,948	1,393,442

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except Earning per ADS and ADS data)
	Three months ended

	2010-3-31	2009-12-31	2009-3-31
Revenues
LCD display network	55,428	70,660	38,313
In-store network	8,488	8,173	7,015
Poster frame network	27,413	29,310	25,808
Movie theater and outdoor billboard network	14,672	12,866	19,846
Internet advertising	29,440	34,863	22,486

Total gross revenues	135,441	155,872	113,468
Less: Sales taxes	10,562	11,524	8,762

Total net revenue (note)	124,879	144,348	104,706

Cost of revenues
LCD display network	14,945	14,623	11,626
In-store network	5,219	2,388	4,267
Poster frame network	18,448	17,649	12,345
Movie theater and outdoor billboard network	9,922	10,550	14,164
Internet advertising	22,673	27,667	17,414

Total cost of revenues	71,207	72,877	59,816

Gross profit	53,672	71,471	44,890

Operating expenses
General and administrative	23,780	45,226	23,722
Selling and marketing	23,294	28,416	19,440
Impairment loss	5,736	14,027	9,271
Other operating expenses (income), net	(3,387)	(1,411)	(3,349)

Total operating expenses	49,423	86,258	49,084

Operating profit (loss)	4,249	(14,787)	(4,194)
Interest income	1,838	1,382	1,576
Income (loss) from continuing operations before income taxes	6,087	(13,405)	(2,618)
Provision for income taxes	6,678	5,856	2,982

Net loss from continuing operations	(591)	(19,261)	(5,600)
Net loss from discontinued operations, net of tax	—	(33,434)	(73)

Net loss	(591)	(52,695)	(5,673)
Less: Net income attributable to noncontrolling interests	363	324	19

Net loss attributable to Focus Media	(954)	(53,019)	(5,692)

Loss per ADS from continuing operations
-basic	(0.01)	(0.14)	(0.04)

-diluted	(0.01)	(0.14)	(0.04)

Loss per ADS from discontinuing operations
-basic	—	(0.25)	(0.00)

-diluted	—	(0.25)	(0.00)

Net loss per ADS
-basic	(0.01)	(0.39)	(0.04)

-diluted	(0.01)	(0.39)	(0.04)

Shares used in calculating basic loss per ADS	145,055,601	135,109,925	129,218,960

Shares used in calculating diluted loss per ADS	145,055,601	135,109,925	129,218,960

Note: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended
	2010-3-31	2009-12-31	2009-3-31
Gross revenues
LCD display network	55,428	70,660	38,313
In-store network	8,488	8,173	7,015
Poster frame network	27,413	29,310	25,808
Movie theater and outdoor billboard network	14,672	12,866	19,846
Internet advertising	29,440	34,863	22,486

Total gross revenues	135,441	155,872	113,468

Less: Sales taxes
LCD display network	5,273	6,539	3,987
In-store network	826	784	671
Poster frame network	2,614	2,513	2,271
Movie theater and outdoor billboard network	534	270	635
Internet advertising	1,315	1,418	1,198

Total sales tax	10,562	11,524	8,762

Net revenues
LCD display network	50,155	64,121	34,326
In-store network	7,662	7,389	6,344
Poster frame network	24,799	26,797	23,537
Movie theater and outdoor billboard network	14,138	12,596	19,211
Internet advertising	28,125	33,445	21,288

Total net revenues	124,879	144,348	104,706

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended
	2010-3-31	2009-12-31	2009-3-31
Operating activities:
Net loss	(591)	(52,695)	(5,673)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expenses	1,856	5,140	7,280
Share-based compensation	12,802	35,064	8,123
Depreciation	7,643	7,933	493
Amortization of acquired intangible assets	4,314	4,672	4,462
Loss on disposal of equity interest of subsidiaries and impairment of certain other assets	1,288	39,110	—
Impairment charges for goodwill, acquired intangible assets and equipment	5,736	14,027	9,271
Others	35	(1,906)	(1,329)
Net changes in current assets and current liabilities, net of effects of acquisitions	(27,146)	20,915	1,235

Net cash provided by operating activities	5,937	72,260	23,862

Investing activities:
Purchase of equipment and other long term assets	(1,076)	(987)	(6,026)
Earn-out payment paid to acquire subsidiaries	(15,213)	(19,301)	(6,353)
Investment in/(proceeds from the sale) of held-to-maturity securities	29,290	—	(28,569)
Deposits refunded to acquire subsidiaries	—	330	—
Disposal of subsidiaries	2,182	(9,328)	(584)
Net cash received from/(used in) investing activities	15,183	(29,286)	(41,532)

Financing activities:
Capital injection from minority shareholders	9,044	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	142,437	143
Net cash provided by financing activities	9,044	142,437	143

Effect of exchange rate changes	238	(359)	(1,807)

Net increase (decrease) in cash and cash equivalents	30,402	185,052	(19,334)
Cash and cash equivalents, beginning of period / year	568,159	383,107	422,916

Cash and cash equivalents, end of period / year	598,561	568,159	403,582

Supplemental disclosure of cash flow information:
Income taxes paid	14,573	2,787	4,853

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Accounts payable	9,713	20,326	73,147